[redacted]

09056733

UNITED STATES
§AND EXCHANGE COMMISSION
'ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECUREVEST FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 MADISON AVENUE, SUITE 100
(No. and Street)

MORRISTOWN	NJ	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN ZUCKER 732-536-4646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE, STE J,	MARLTON	NJ	08053
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, AUGUST CELLITTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECUREVEST FINANCIAL GROUP, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA POTRA
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 24, 2013
ID #2300551

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, New Jersey 08053
(856) 355-5900 Fax (856) 396-0022

INDEPENDENT AUDITORS' REPORT

August Cellitti
Securevest Financial Group, Inc.
Morristown, New Jersey

We have audited the accompanying statement of financial condition of Securevest Financial Group, Inc. as of December 31, 2008 and the related statements of income, changes in shareholder's equity and cash flows for the seven month period from June 1, 2008 to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securevest Financial Group, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the seven month period from June 1, 2008 to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index are presented for the purposes of additional analyses and are not a required part of the basic financial statements, but are supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 16, 2008

SECUREVEST FINANACIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS	
Cash	$ 2,657,913
Prepaid expenses and other assets	78,591
Securities owned, at market	859,378
Property and equipment, net	24,609
Notes receivable	25,000
Due from Affiliates	6,562
Security deposit	18,555
TOTAL ASSETS	$ 3,670,608

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued expenses	$ 330,524
Commissions payable	1,432,334
Short sales, at market	77,371
Total liabilities	1,840,229
Commitments and Contingency	-
SHAREHOLDER'S EQUITY	
Common stock, no stated value - 300,000 shares authorized and 180,000 shares issued and outstanding	59,667
Additional paid-in capital	1,235,244
Retained earnings	535,468
Total shareholder's equity	1,830,379
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,670,608

The accompanying notes are an integral part of these financial statements.

SECUREVEST FINANACIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
STATEMENT OF INCOME
FOR THE SEVEN MONTH PERIOD FROM JUNE 1, 2008 TO DECEMBER 31, 2008

REVENUE	
Gain on sale of marketable securities	$ 6,151,463
Dividend and interest income	103,251
Unrealized gains on marketable securities	90,880
TOTAL REVENUES	6,345,594
EXPENSES	
Payroll	1,170,958
Payroll taxes	8,361
Broker's compensation	3,515,798
Advertising and promotion	5,027
Contributions	2,700
Computer and network charges	3,259
Consulting and outside services	1,668
Depreciation	2,587
Clearing and related costs	13,467
Insurance	60,362
Interest expense	33,799
Rent	136,483
Office expense	290,651
Postage and delivery	7,338
Professional fees	52,874
Registration and licenses	13,799
Repairs	1,775
Telephone	35,913
Travel and entertainment	151,228
Quotes and market information	188,846
Other	4,888
TOTAL EXPENSES	5,701,781
NET INCOME	$ 643,813

The accompanying notes are an integral part of these financial statements.

SECUREVEST FINANACIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE SEVEN MONTH PERIOD FROM JUNE 1, 2008 TO DECEMBER 31, 2008

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, June 1, 2008	180,000	$ 59,667	$ 1,235,244	$ 141,655	$ 1,436,566
Distributions	-	-	-	(250,000)	(250,000)
Net Income	-	-	-	643,813	643,813
Balance, December 31, 2008	180,000	$ 59,667	$ 1,235,244	$ 535,468	$ 1,830,379

The accompanying notes are an integral part of these financial statements.

SECUREVEST FINANACIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE SEVEN MONTH PERIOD FROM JUNE 1, 2008 TO DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 643,813
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	2,587
Gain on sale of securities	(6,151,463)
Unrealized gain on securities	(90,880)
Changes in assets and liabilities:	
(Increase) in employee advances	(814)
(Increase) in related party receivables	(6,562)
Decrease in investments	10,258,160
(Increase) in prepaid expenses	(77,777)
(Increase) in deposits	(6,000)
(Decrease) in due to broker	(1,968,030)
Increase in accrued expenses	297,983
Increase in in commissions payable	1,227,860
(Derease) in short sales	(1,207,570)
Total adjustments	2,277,494
Net cash provided by operating activities	2,921,307
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) in notes receivables	(25,000)
Acquisition of property and equipment	(7,711)
Net cash (used in) investing activities	(32,711)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(250,000)
Net cash (used in) financing activities	(250,000)
NET INCREASE IN CASH	2,638,596
CASH - BEGINNING OF PERIOD	19,317
CASH - END OF PERIOD	$ 2,657,913
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES	
Cash paid during the period for:	
Interest expense - Due to broker account	$ 33,799

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Securevest Financial Group, Inc. ("Company") is a registered broker-dealer under the provisions of the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated in the state of Illinois on March 16, 1981. The prior name of the Company was Mongerson & Company Securities Corporation. The Company filed Articles of Amendment to change its name to Securevest Financial Group, Inc. with the state of Illinois on December 26, 2007. Securevest Financial Group, Inc. is a wholly owned subsidiary of the single member Argentis Holdings, LLC.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

The Company with the consent of its shareholder has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company has changed its fiscal year from May 31 to December 31.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $250,000. At December 31, 2008 the Company had $2,340,852 in excess of the federally insured limit.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs are charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterment.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRADING SECURITIES

Security positions resulting from proprietary trading are reported at current market and fair values, and unrealized gains or losses resulting from making these to the market or fair value are included in profit or loss.

NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $100,000 of its investments per the clearing agreement with Bear Stearns Securities Corporation

NOTE 3. NOTE RECEIVABLE

The Company advanced $25,000 to an individual on November 1, 2008 due in full on or before January 1, 2010. The note is non-interest bearing, providing payment is made within the term limits of the note. If the individual defaults on the note, a default interest rate of 10% will be instituted on the unpaid principal.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

Computers and equipment	$27,702
Less: accumulated depreciation	3,093
Computers and equipment – Net	$24,609

Depreciation expense for the year ended December 31, 2008 was $2,587.

NOTE 5. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company has regulatory net capital of $1,617,509 and a minimum regulatory net capital requirement of $117,524.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 6. SECURITIES OWNED, AT MARKET

Marketable securities represent the Company's total inventory of long positions held with the Company's clearing organization. As of December 31, 2008 the total securities owned by the company and held by the clearing organization was $859,378. The Company has not established an allowance as it anticipates collection of the entire amount held by the clearing organization. The marketable securities consisted of the following:

	Market Value	Percent of Total
Obligations of U.S. Government	$ 29,791	3%
Corporate Obligations	555,747	65%
State and Municipal Obligations	273,840	32%
	$ 859,378	100%

NOTE 7. ACCRUED EXPENSES

The accrued expenses are comprised of outstanding expenses and due as of December 31, 2008.

NOTE 8. COMMISSIONS PAYABLE

The commissions payable are comprised of amounts the Company owes to commissioned brokers. The commissions payable are $1,432,334 as of December 31, 2008.

NOTE 9. SHORT SALES, AT MARKET

Marketable securities sold, not yet purchased consist of government obligation securities at market value. These fixed income marketable securities have a market value of $77,371 as of December 31, 2008. These marketable securities sold and not yet purchased consist of the following:

	Sold, Not Yet Purchased
Obligations of U.S. Government	$77,371

NOTE 10. COMMITMENTS - RENT

The Company leases its Morristown, New Jersey office facilities under a lease expiring September 30, 2010. The Company has not begun negotiating the renewal of the lease. The lease requires the Company to pay base rent and operational expense pass through items. For the period from June 1, 2008 to December 31, 2008 the rent expense totaled $36,973.

Minimum future rental payments under the lease having a remaining term in excess of one year as of December 31, 2008 for each of the next five years are:

Year	Amount
2009	$63,418
2010	47,563
Total Minimum Future Base Rental Payments	$110,981

NOTE 11. DUE FROM AFFILIATE

The Company has a receivable from an affiliate in the amount of $6,562. It is a non-interest bearing advance expected to be collected within the next 12 months.

NOTE 12. CONTINGENCY

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 13. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). SFAS 157 defines fair value, provides a consistent framework for measuring fair value under Generally Accepted Accounting Principles and expands fair value financial statement disclosure requirements. SFAS 157's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions

SFAS 157 classifies these inputs into the following hierarchy:

Level 1 Inputs - Quoted prices for identical instruments in active markets.

Level 2 Inputs - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs - Inputs with primarily unobservable value drivers.

NOTE 13. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table represents the fair value hierarchy for those financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities	$ -	$ 859,378	$ -	$ 859,378
Total Assets	$ -	$ 859,378	$ -	$ 859,378
Liabilities				
Short Sales	$ -	$ 77,371	$ -	$ 77,371
Total Liabilities	$ -	$ 77,371	$ -	$ 77,371

SUPPLEMENTAL INFORMATION

SECUREVEST FINANACIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital		
Total shareholders' equity from statement of financial condition		$ 1,830,379
Less: Non-allowable assets		
Fixed assets - net	$ 24,609	
Security deposit	18,555	
Prepaid expenses	77,778	
Due from affilliates	6,562	
Notes receivable	25,000	
Advances	813	
Total non-allowable assets		153,317
Sub-total		1,677,062
Less: Haircut valuations and undue consideration		59,553
NET CAPITAL		$ 1,617,509
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $1,762,858 pursuant to Rule 15c3-1		$ 117,524
Minimum dollar per capital requirements of reporting broker/dealer		$ 100,000
Minimum net capital requirements of reporting broker/dealer		$ 117,524
EXCESS NET CAPITAL		$ 1,499,985
Computation of Aggregate Indebtedness		
Total aggregate indebtedness from statement of financial condition		
Accrued expenses		$ 330,524
Commissions payable		1,432,334
Total aggregate indebtedness		$ 1,762,858
Percentage of aggregate indebtedness to net capital		108.99%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

SECUREVEST FININANCIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a -5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company had no liability subordinated to claims of general creditors as of June 1, 2008. In addition there were none in existence during the seven month period from June 1, 2008 to December 31, 2008 and accordingly there are no changes to report.

SECUREVEST FININANCIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Securevest Financial Group, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully-disclosed basis. During the seven month period from June 1, 2008 to December 31, 2008, the Company did not hold customers' funds or securities. Securevest Financial Group, Inc. was in compliance with the conditions of exemption.

SECUREVEST FININANCIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
SCHEDULE IV
COMPUTATION FOR THE DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

As of December 31, 2008 Securevest Financial Group, Inc. had no credit items that would result in a reserve requirement.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, NJ 08053

REPORT ON INTERNAL CONTROL

Board of Directors
Securevest Financial Group, Inc.
(f/k/a Mongerson & Company Securities Corporation)

In planning and performing our audit of the financial statements and supplemental schedules of Securevest Financial Group, Inc. as of and for the seven month period ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (e). We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities and Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles

generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 16, 2008

SECUREVEST FINANCIAL GROUP, INC.

(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2008

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

Certified Public Accountants

www.bjlcpas.com

SECUREVEST FINANCIAL GROUP, INC.

(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2008

SECUREVEST FINANCIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
DECEMBER 31, 2008

CONTENTS

		Pages
Affirmation of Officer		1-2
Independent Auditors' Report		3
Financial Statements		
	Statement of Financial Condition	4
	Statement of Income	5
	Statement of Changes in Shareholder's Equity	6
	Statement of Cash Flows	7
	Notes to Financial Statements	8-14
Supplemental Information		
Schedule I -	Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission	15
Schedule II -	Statement Pursuant to Rule 17a-5(d)(2) of the Securities And Exchange Commission	16
Schedule III -	Statement Pursuant to Information Relating to the Possession and Control Requirements Under Rule 15c-3-3 of the Securities and Exchange Commission	17
Schedule IV -	Computation for Determination of Reserve Requirements Under Rule 15c-3-3 of the Securities and Exchange Commission	18
Schedule V -	Report on Internal Control	19-20